SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Notice of Full Redemption to the Holders of YPF Sociedad Anónima 8.500% Senior Notes due 2025.

YPF Sociedad Anónima

(a stock corporation (sociedad anónima) incorporated under the laws of Argentina)

January 17, 2025

Notice of Full Redemption to the Holders of YPF Sociedad Anónima 8.500% Senior Notes due 2025

CUSIP*: 984245 AL4 / P989MJ BE0

ISIN: US984245AL47 / USP989MJBE04

NOTICE IS HEREBY GIVEN in accordance with Section 10.1 of the indenture dated as of October 13, 2012 (the “Indenture”) between YPF Sociedad Anónima (“YPF”), as issuer, U.S. Bank National Association (the “Trustee”), as trustee, co-registrar, principal paying agent and transfer agent, and First Trust of New York, N.A., Permanent Representation Office in Argentina (“First Trust”), as registrar, paying agent, transfer agent and representative of the trustee in Argentina, as amended and supplemented by the sixth supplemental indenture to the Indenture (the “Supplemental Indenture”) dated as of April 28, 2015 among YPF, as issuer, the Trustee, as trustee, co-registrar, principal paying agent and transfer agent, Banque Internationale à Luxembourg SA, as Luxembourg listing agent, paying agent and transfer agent, Banco Santander Río S.A., as registrar, paying agent and transfer agent in Argentina, and First Trust, as representative of the Trustee in Argentina, that YPF has elected to redeem in full the outstanding aggregate principal amount of their 8.500% Senior Notes due 2025 (the “Notes”) on February 17, 2025 (the “Redemption Date”), pursuant to Section 3.1 of the Supplemental Indenture. Capitalized terms used and not otherwise defined herein shall have the meanings specified in the Indenture or the Supplemental Indenture, as applicable.

Pursuant to Section 10.1 of the Indenture and Section 3.1 of the Supplemental Indenture, YPF will redeem in full the aggregate principal amount of Notes outstanding on the Redemption Date at a redemption price equal to 100.00% of the principal amount of such Notes, which amount is equal to $1,000 per $1,000 principal amount thereof, plus the Applicable Redemption Premium as of, and accrued and unpaid interest and Additional Amounts thereon, if any, to (but not including) the Redemption Date (the “Redemption Price”). Payment of interest on the Notes and Additional Amounts, if any, will be paid as specified in this notice. Unless YPF defaults in paying the Redemption Price or any of any amounts due and owing under the Notes, interest on Notes called for redemption ceases to accrue on and after the Redemption Date.

Payment on the Notes will be made on the Redemption Date by payment of the Redemption Price on the Business Day prior to the Redemption Date to the account of the Trustee, as paying agent under the Notes (the “Paying Agent”). The Paying Agent will cause funds to be paid to The Depository Trust Company for further payment to its participants.

The Notes called for redemption must be surrendered to the Trustee, as the Paying Agent, at the following address in order to collect the Redemption Price:

U.S. Bank National Association

111 Filmore Ave E

St Paul, MN 55107

Attention: IC Physical Processing

For more information or if you have any questions regarding this notice, please contact YPF at inversoresypf@ypf.com.

By: YPF Sociedad Anónima

Important Tax Information. Payments made in redemption of Notes may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. Certain investors are not subject to these information reporting and backup withholding requirements. To avoid backup withholding, an investor who is a “United States person” (as defined in the Internal Revenue Code) that does not otherwise establish an exemption should provide an IRS Form W-9, certifying that it is a United States person, that the taxpayer identification number provided is correct, and that it is not subject to backup withholding. Failure to provide the correct information on the IRS Form W-9 may subject the investor to a $50 penalty imposed by the IRS. An investor who is not a United States person may be required to provide an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8, signed under penalties of perjury, attesting to its foreign status, in order to avoid the application of such information reporting and backup withholding. IRS forms may be obtained at the IRS website, www.irs.gov.

*NOTE: NO REPRESENTATION IS MADE AS TO THE CORRECTNESS OR ACCURACY OF THE CUSIP AND ISIN NUMBERS EITHER AS PRINTED ON THE NOTES OR AS CONTAINED IN THIS NOTICE OF REDEMPTION.

[Signature Page follows]

Sincerely,

YPF SOCIEDAD ANÓNIMA

By:	/s/ Federico Barroetaveña
Name:	Federico Barroetaveña
Title:	Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 17, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer